Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

Dear EMBARQ Employees,

Today, we announced that EMBARQ and CenturyTel have agreed to merge to create a leading communications company. The combined company will be better positioned to serve our customers and will create opportunities to accelerate deployment of growth products and services. Together, we will be stronger financially, strategically and competitively.

Some highlights include:

•

Accelerated IPTV, wireless data and other broadband services to select areas of the country. IPTV over DSL facilities delivered at a fraction of the cost of building new video facilities offers a great complement to satellite video. CenturyTel presently is providing IPTV service in two cities. Broadband and potential wireless offerings at low incremental costs also are a future opportunity;

•	A significant voice and data backbone network to provide additional reliability, redundancy and reach and to expand EMBARQ’s Wholesale channel into new markets;

•

A bolstered IT infrastructure that will generate significantly better service metrics, streamline operations and create back-end efficiencies — all of which will contribute to improved customer service; and

•	A locally-focused marketing model that, when combined with the bolstered IT infrastructure, will be more responsive to the changing needs of the competitive environment.

This transaction is expected to deliver immediate value to our shareholders, it provides significant growth potential via a combined company that is better positioned to compete and win in an increasingly competitive marketplace. We believe that by acting now we will be better equipped to face industry challenges.

Some of the details:

•

Under the terms of the agreement, EMBARQ shareholders will receive 1.37 CenturyTel shares for each share of EMBARQ common stock. Based on the closing stock price for CenturyTel on October 24, 2008, this consideration would be equivalent to $40.42 of CenturyTel stock for each EMBARQ share, representing a premium to EMBARQ shareholders of approximately 36 percent over EMBARQ’s closing stock price on October 24, 2008.

•	Upon closing of the transaction, EMBARQ shareholders are expected to own approximately 66 percent and CenturyTel shareholders are expected to own approximately 34 percent of the combined company.

•	The combined company is expected to have pro forma revenue in excess of $8.8 billion, pro forma EBITDA of approximately $4.2 billion, pro forma leverage of 2.1 times EBITDA and pro forma free cash flow of approximately $1.8 billion, based on anticipated fully-realized synergies and operating results for the twelve months ended September 30, 2008.

The combined company’s corporate headquarters will be in Monroe, Louisiana, and a significant presence will be maintained in Overland Park, Kansas. The combined company’s leadership team will be comprised of executives from both CenturyTel and EMBARQ. William A. Owens, EMBARQ’s current non-executive chairman, will become non-executive chairman of the combined company, and I will serve as executive vice chairman. CenturyTel’s current CEO Glen Post, who I know well and have tremendous respect for, will hold the CEO role at the combined company.

Bringing these companies together will require a thoughtful integration plan. At the appropriate time, we will appoint a transition team, which will be made up of employees of both companies. Given the complementary operations, we believe there will likely be some level of redundancy in combining the two companies. We are committed to treating any impacted employees fairly.

Following the closing of the transaction, the Board of Directors of the new company will be composed of eight current CenturyTel Board members and seven members from the current EMBARQ Board. The combined company will be a leading national provider of communications services to approximately 8 million access line customers in 33 states, and its success will depend largely on the employees of both companies.

While we have announced this combination today, it is important to note that the transaction is not yet complete. The transaction is subject to regulatory approvals, approval by CenturyTel and EMBARQ shareholders and other customary closing conditions. As such we anticipate closing this transaction in second quarter, 2009. In the interim, both companies will continue to operate independently and you should not expect any immediate changes in leadership, benefits or operations at EMBARQ.

This announcement will generate news today and likely for months to come. Please read and listen to updates coming from human resources and members of the management team. However, while staying in tune to what is happening as we prepare for the transition, I urge you also to remain focused on the needs of our customers and our operations.

Below are some questions and answers I know are on your mind. We are committed to providing regular, timely updates and communications to answer your questions and to keep you informed during each step of this process. Should you be contacted by members of the media or investors for comment, please direct them to the communications and investor relations departments, respectively.

We will be hosting an employee webcast tomorrow at 2 p.m. Central to discuss this announcement. We ask that you gather with other employees to listen to this webcast. More details about the webcast will be e-mailed to you. I want to thank you again for all you do for EMBARQ and all you will do when we combine with CenturyTel to create a successful future.

Sincerely,

Tom

Questions and Answers

1.	Who is CenturyTel?

CenturyTel is a leading provider of communications, high-speed Internet and entertainment services in small-to-mid-size cities through its broadband and fiber transport networks. Included in the S&P 500 Index, CenturyTel delivers advanced communications with a personal touch to customers in 25 states. We share with CenturyTel and its dedicated employees a strong commitment to serving our customers and communities.

2.	Why are EMBARQ and CenturyTel combining?

Bringing CenturyTel and EMBARQ together accelerates both companies’ strategic plans, diversifies our revenues and provides us with expanded networks, talent and financial resources to build long-term value for shareholders and employees. This combination creates a leading communications company in the U.S. The two companies have a combined operating presence in 33 states with approximately eight million access lines, two million broadband customers and 400,000 video subscribers according to public financial reports as of Sept. 30, 2008.

3.	What does this mean for EMBARQ?

This transaction is a significant win for the shareholders of EMBARQ and CenturyTel, as well as our respective employees, customers and the communities we serve. In addition to bringing together complementary assets, geographic coverage and outstanding employees, this combination unites two very similar corporate cultures that share a strong commitment to our customers, employees and communities.

The combined company will be even more competitive, with significantly increased scale and strategic strength. This combination creates a stronger, more diverse company with the ability to deliver an expanded range of products and services to more customers.

4.	What are the terms of the transaction?

Under the terms of the agreement, EMBARQ shareholders will receive 1.37 CenturyTel shares for every share of EMBARQ common stock they own. Based on the closing stock price for CenturyTel on October 24, 2008, this consideration would be equivalent to $40.42 of CenturyTel stock for each EMBARQ share, a 36 percent premium over EMBARQ’s closing price on October 24, 2008.

5.	What approvals are required?

The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act as well as approvals from the Federal Communications Commission and certain state public service commissions and other customary closing conditions. The transaction is also subject to the approval of CenturyTel and EMBARQ shareholders.

6.	How long before the transaction is completed?

The companies anticipate closing this transaction in second quarter, 2009.

7.	What are the integration plans? How will the combined company be structured? What will the company be called?

While many of the key decisions about how we will combine the operations of CenturyTel and EMBARQ have not yet been made, we are committed to working together to facilitate a smooth transition.

At the appropriate time, we will appoint a transition team, which will be made up of employees of both companies. Given the complementary operations, we believe there will likely be some level of redundancy in combining the two companies. We are committed to treating any impacted employees fairly.

The name of the combined company will be based on a review of market data and it will be announced prior to the close of the transaction.

8.	Who will lead the combined company?

The combined company’s senior leadership team will be comprised of executives from both CenturyTel and EMBARQ. Glen Post, CEO of CenturyTel, will be Chief Executive Officer, Tom Gerke will assume the role of executive Vice-Chairman, Karen Puckett will be Chief Operating Officer and Stewart Ewing will serve as Chief Financial Officer.

William A. Owens will be the non-executive Chairman of the combined company and Harvey Perry will continue to serve as non-executive Vice-Chairman.

Following the closing of the transaction, the Board of Directors of the combined company will be composed of eight current CenturyTel Board members and seven members from the current EMBARQ Board.

9.	What can EMBARQ employees expect in the interim?

It should be business as usual for all of us at both CenturyTel and EMBARQ.

Until the transaction closes, which we anticipate in mid-year 2009, CenturyTel and EMBARQ will remain separate and independent companies. We all need to remain focused on achieving our goals and serving our customers with the same passion and dedication that they have come to expect from us.

We will do our best to keep you informed as we move forward to complete this transaction.

10.	What about headquarters?

Corporate headquarters will be in Monroe, Louisiana. The combined company will also maintain a significant presence in Overland Park, Kansas.

11.	How will EMBARQ employees benefit from this transaction?

The key to the success of our business has been - and will continue to be - you, our valued employees. This transaction enhances the long-term stability of the combined company and will result in enhanced opportunities for many employees from both CenturyTel and EMBARQ. Following the close of the transaction, we look forward to working with you and our new colleagues from CenturyTel to continue to raise the bar in our industry.

12.	Will there be any layoffs?

Bringing these companies together will require a thoughtful integration plan. At the appropriate time, we will appoint a transition team, which will be made up of employees of both companies. Given the complementary operations, we believe there will likely be some level of redundancy in combining the two companies. We are committed to treating any impacted employees fairly.

13.	How will this transaction affect my benefits?

There are no immediate changes to benefits. After the transaction closes, we are committed to providing a comprehensive and competitive compensation and benefits package for all employees that will allow us to continue to attract and retain the talent needed to drive the company forward. If there are any changes to compensation or benefits plans we will provide employees with timely dialogue and communication on changes.

14.	How will this transaction affect EMBARQ’s relationship with customers?

This transaction is a significant win for our customers. The combination of CenturyTel and EMBARQ unites two very similar corporate cultures that share a strong commitment to their customers, employees and communities. We look forward to working with the combined CenturyTel and EMBARQ team to continue providing outstanding service and enhanced offerings to our customers.

15.	Can I talk to people I know at CenturyTel about the transaction and integration planning?

No, you should not contact people you know at CenturyTel to discuss post-merger integration unless specifically authorized by our Legal department. Please remember we are still separate companies and must continue to operate separately until closing. You may continue to have personal conversation with CenturyTel employees or conversations that are part of your day-to-day responsibilities at EMBARQ. However you cannot discuss post-merger integration.

16.	Where can I learn more about the merger?

We will provide more information about the transaction as it becomes available. Tom Gerke will hold an internal webcast on Tuesday at 2 p.m. Central Time. You should also feel free to speak to your manager or any member of EMBARQ’s Human Resources team for benefit questions.

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyTel and Embarq that also constitute a prospectus of CenturyTel, and will be sent to the shareholders of Embarq. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Embarq, CenturyTel and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Embarq upon written request to Embarq Shareholder Relations, 5454 W. 110th Street Overland Park, Kansas 66211 or by calling (866) 591-1964, or from CenturyTel, upon written request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary.

Embarq, CenturyTel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Embarq may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 17, 2008. Information about the directors and executive officers of CenturyTel may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 27, 2008. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.